                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)*
                    Under the Securities Exchange Act of 1934
                                       of
                     Sarah T. Butler (joined by her spouse)

                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Garilou Page, Esq.
                             Synovus Financial Corp.
                           901 Front Avenue, Suite 202
                             Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 12 of this filing.

                                  SCHEDULE 13D

CUSIP No. 87161C 10 5                                     Page  2  of  12  Pages
         --------------                                        ---    ----

    (1)    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           SARAH T. BUTLER
           ---------------------------------------------------------------------

    (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

           ---------------------------------------------------------------------

    (3)    SEC USE ONLY

           ---------------------------------------------------------------------

    (4)    SOURCE OF FUNDS*

           N/A
           ---------------------------------------------------------------------

    (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

           ---------------------------------------------------------------------

    (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
           ---------------------------------------------------------------------

  NUMBER OF                (7)      SOLE VOTING POWER
   SHARES                           0
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         7,141,780.43
PERSON WITH                -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    0
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    7,141,780.43
                           -----------------------------------------------------

    (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,141,780.43
           ---------------------------------------------------------------------

    (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           ---------------------------------------------------------------------

    (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.5%
           ---------------------------------------------------------------------

    (14)   TYPE OF REPORTING PERSON*

           IN
           ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87161C 10 5                                     Page  3  of  12  Pages
         --------------                                        ---    ----

    (1)    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           CLARENCE C. BUTLER
           ---------------------------------------------------------------------

    (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

           ---------------------------------------------------------------------

    (3)    SEC USE ONLY

           ---------------------------------------------------------------------

    (4)    SOURCE OF FUNDS*

           N/A
           ---------------------------------------------------------------------

    (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

           ---------------------------------------------------------------------

    (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
           ---------------------------------------------------------------------

  NUMBER OF                (7)      SOLE VOTING POWER
   SHARES                           0
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
  REPORTING                         7,141,780.43
PERSON WITH                -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                    0
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    7,141,780.43
                           -----------------------------------------------------

    (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,141,780.43
           ---------------------------------------------------------------------

    (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           ---------------------------------------------------------------------

    (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.5%
           ---------------------------------------------------------------------

    (14)   TYPE OF REPORTING PERSON*

           IN
           ---------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 4 ("Amendment No. 4") is being made to the Schedule 13D as amended and restated by Amendment No. 2 filed on December 21, 2000 and as further amended by Amendment No. 3 filed on February 8, 2001 (the "Schedule 13D") jointly filed by Sarah T. Butler and Clarence C. Butler, both in their individual capacities and as trustees of their respective grantor retained annuity trusts ("GRATs"). This Amendment No. 4 is being filed pursuant to Rules 13d-1(k)(1) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report: (1) the reorganization of TB&C Bancshares, Inc. ("TB&C") and the related distribution in liquidation by TB&C of 14,309,182 shares of common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp., a Georgia corporation ("Synovus"), all of which were previously deemed to be beneficially owned indirectly by Dr. and Mrs. Butler; (2) the acquisition of 2,205,314 of such shares by Mrs. Butler, as sole trustee of her GRAT; (3) the acquisition of 2,208,967 of such shares by Dr. Butler, as sole trustee of his GRAT; and (4) the fact that Dr. and Mrs. Butler now beneficially own less than 5% of the outstanding shares of Synovus Common Stock. Other updating changes also are reflected in the items that are being amended.

ITEM 1.           SECURITY AND ISSUER.

         The information set forth in Item 1 of the Schedule 13D has not changed as of the date of this Amendment No. 4.

ITEM 2.           IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of the Schedule 13D has not changed as of the date of this Amendment No. 4.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to report a recent transaction involving TB&C that reduced Dr. and Mrs. Butler's beneficial ownership of shares of Synovus Common Stock to below 5% of the outstanding shares of such Common Stock. As a result of Mrs. Butler's position as a director of TB&C and Mrs. Butler's and Dr. Butler's positions as sole trustees of their respective GRATs, in which capacity they were significant shareholders of TB&C, Mrs. Butler and Dr. Butler were deemed to beneficially own 14,309,182 shares of Synovus Common Stock that were owned by TB&C until the close of business on August 13, 2001. After the close of business and after the New York Stock Exchange closed on August 13, 2001, TB&C completed a reorganization (the "Reorganization") under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, in which:

         (a) TB&C transferred to Synovus the 14,309,182 shares of Synovus Common Stock that TB&C previously owned, and Synovus issued to TB&C the same number of newly issued shares of Synovus Common Stock, having the same rights as the shares surrendered; and

         (b) TB&C immediately distributed the 14,309,182 newly issued shares of Synovus Common Stock to TB&C's shareholders in proportion to their ownership of TB&C shares, all as part of the related liquidation and dissolution of TB&C.

         The only shares of Synovus Common Stock previously owned by TB&C that Mrs. Butler and Dr. Butler are deemed to beneficially own after the Reorganization are the shares distributed by TB&C to Mrs. Butler and Dr. Butler, each as sole trustee of her or his GRAT, of which she or he also is the sole annuity beneficiary. As trustee of her GRAT, Mrs. Butler received 2,205,314 shares of Synovus Common Stock based on her ownership, as trustee of her GRAT, of 2,249,604 shares of TB&C Common Stock being cancelled in the dissolution of TB&C, and, as trustee of his GRAT, Dr. Butler received 2,208,967 shares of Synovus Common Stock based on his ownership, as trustee of his GRAT, of 2,253,330 shares of TB&C Common Stock being cancelled in the dissolution of TB&C.

         The only funds or other consideration that has been or will be given in connection with the Reorganization consists of: (a) the shares of Synovus Common Stock surrendered by TB&C to Synovus in exchange for the issuance of an equal number of new shares of Synovus Common Stock issued by Synovus to TB&C; and (b) the shares of TB&C Common Stock owned by Mrs. Butler and Dr. Butler, each as sole trustee of her or his GRAT (as well as the shares of TB&C Common Stock owned by the other TB&C shareholders) that are being cancelled in the dissolution of TB&C.

         TB&C was formed in 1986 by Mrs. Butler and her brother and sister, William B. Turner and Elizabeth T. Corn, to effect various family, financial and estate planning goals. In 1986, Mrs. Butler and her brother and sister contributed to TB&C a total of 1,766,637 shares (9.5% of the then outstanding shares) of Common Stock of Synovus that they and their ancestors had owned for many years. All of the shares of Synovus Common Stock that TB&C owned immediately prior to the Reorganization consisted of the shares initially contributed, a modest amount of additional shares contributed in 1990 by the three founding shareholders, and additional shares issued with respect to the contributed shares as a result of intervening stock splits, as reduced by two relatively modest charitable gifts of shares of Synovus Common Stock by TB&C. Stock splits, together with the sharing of voting and investment power over the shares her brother and sister contributed to TB&C and the sharing of voting power over shares as to which TB&C leased voting rights prior to January 22, 2001, accounted for the vast majority of increases from 1980 until August 13, 2001 in the number of shares shown as beneficially owned by Mrs. Butler from time to time in her Schedule 13D filings.

         As of the date of this report, TB&C no longer owns or votes any shares of Synovus Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mrs. Butler and her brother and sister to effect various family, financial and estate planning goals for themselves and their lineal descendants. As previously disclosed in Amendment No. 3, Mrs. Butler and the other family members who are directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the Reorganization of TB&C (including the distribution in liquidation by TB&C to its shareholders of all shares of Synovus Common Stock owned by TB&C). The Reorganization and related distribution of Synovus shares were completed on August 13, 2001.

         Neither Mrs. Butler nor Dr. Butler has any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus (except through any distributions in kind by Mrs. Butler and Dr. Butler as trustees of their respective GRATs (or possibly sales by them as trustees of such GRATs) of shares of Synovus Common Stock to satisfy annuity payments due to Mrs. Butler and Dr. Butler as annuity beneficiaries of such GRATs, and through Dr. Butler's participation in Synovus' Director Stock Purchase Plan); (b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus;
(h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items (a) through (i) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)       The percentages set forth below and on pages 2-3
hereof are based on 291,093,083 shares of Synovus Common Stock outstanding on August 23, 2001, as provided by Synovus.

         Mrs. Butler. Mrs. Butler could be construed to be the beneficial owner of 7,141,780.43 shares (2.5%) of Synovus Common Stock. Certain of these shares have been beneficially owned by Mrs. Butler for a number of years, with such beneficial ownership often pre-dating the organization of Synovus and extending to comparable beneficial ownership of the securities of Columbus Bank and Trust Company, the lead bank subsidiary for which Synovus was initially organized to acquire in 1972.

         Mrs. Butler has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 65,430 shares owned by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, as sole trustee of a revocable trust for the benefit of Mrs. Butler ("Mrs. Butler's Living Trust") and subject to Mrs. Butler's directions as to distributions and her right to vote the Synovus shares, as to which voting power and investment power are shared with Dr. Butler (based on Mrs. Butler's power to vote such shares and to direct distributions from and to revoke such trust), and as to which investment power is shared also with STC, as trustee of such trust; (b) 68,786.43 shares owned directly by Dr. Butler, as to which Mrs. Butler shares voting and investment power with Dr. Butler; (c) 25,078 shares owned by STC, as sole trustee of a revocable trust for the benefit of Dr. Butler ("Dr. Butler's Living Trust") and subject to Dr. Butler's directions as to distributions and his right to vote the Synovus shares, as to which Mrs. Butler shares voting power and investment power with Dr. Butler (based on Dr. Butler's power to vote such shares and to direct distributions from and to revoke such trust) and as to which investment power is shared also with STC, as trustee of such trust; (d) 2,568,205 shares owned by Bradley-Turner Foundation, Inc. (the "B-T Foundation"), a charitable foundation of which both Dr. and Mrs. Butler are trustees and as to which voting power and investment power are shared with the other trustees of such foundation; (e) 2,205,314 shares owned by Mrs. Butler as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Butler as trustee with her husband; and (f) 2,208,967 shares owned by Dr. Butler as sole trustee of his GRAT, as to which voting power and investment power may be deemed to be shared by Dr. Butler as trustee with his wife.

         Dr. Butler. Dr. Butler could be construed to be the beneficial owner of 7,141,780.43 shares (2.5%) of Synovus Common Stock. Dr. Butler has shared voting and investment power as to all of these shares, as follows: (a) 68,786.43 shares owned directly by Dr. Butler, as to which voting and investment power are shared with Mrs. Butler; (b) 65,430 shares owned by STC, as sole trustee of Mrs. Butler's Living Trust and subject to Mrs. Butler's directions as to distributions and her right to vote the Synovus shares, as to which voting power and investment power are shared with Dr. Butler (based upon Mrs. Butler's power to vote such shares and to direct distributions from and to revoke the trust), and as to which investment power is shared also with STC, as trustee of such trust; (c) 25,078 shares owned by STC, as trustee of Dr. Butler's Living Trust and subject to Dr. Butler's directions as to distributions and his right to vote the Synovus shares, as to which voting power and investment power are shared with Mrs. Butler (based on Dr. Butler's power to vote such shares and to direct distributions from and to revoke the trust), and as to which investment power is shared also with STC, as trustee of such trust; (d) 2,568,205 shares owned by the B-T Foundation, as to which both voting power and investment power are shared by Dr. Butler as trustee with the other trustees of the B-T Foundation;
(e) 2,208,967 shares owned by Dr. Butler as sole trustee of his GRAT, as to which voting power and investment power may be deemed to be shared by Dr. Butler as trustee with his wife; and (f) 2,205,314 shares owned by Mrs. Butler as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Butler as trustee with her husband.

         Additional information regarding the persons and entity with whom Dr. and Mrs. Butler share voting power and/or investment power is included in the following chart.

                   INFORMATION REGARDING SYNOVUS TRUST COMPANY
                     AND THE TRUSTEES OF THE B-T FOUNDATION

                                         Capacity in Which Such Person        Present Principal Occupation and Address of
Name and Address(1)                      Shares Voting or Investment Power    Employment
-------------------------------------    ---------------------------------    --------------------------------------------------
William B. Turner                        Trustee of B-T Foundation            Advisory Director of
                                                                              W. C. Bradley Co.
                                                                              1017 Front Avenue, Columbus, GA  31901

                                                                              Chairman of the Executive Committee of
                                                                              Synovus Financial Corp.
                                                                              901 Front Avenue, Suite 301, Columbus, GA  31901

Sue Marie T. Turner                      Trustee of B-T Foundation            Homemaker
(wife of William B. Turner)

Sarah T. Butler                          Trustee of B-T Foundation            Homemaker

Clarence C. Butler                       Trustee of B-T Foundation            Retired Physician
(husband of Sarah T. Butler)                                                  St. Francis Hospital
                                                                              P.O. Box 7000, Columbus, GA  31908

Elizabeth T. Corn                        Trustee of B-T Foundation            Homemaker

Lovick P. Corn                           Trustee of B-T Foundation            Advisory Director
(husband of Elizabeth T. Corn)                                                W.C. Bradley Co.
                                                                              1017 Front Avenue, Columbus, GA  31901

William B. Turner, Jr.                   Trustee of B-T Foundation            President
(adult son of William B. Turner)                                              W. C. Bradley Co.
                                                                              1017 Front Avenue, Columbus, GA  31901

Stephen T. Butler                        Trustee of B-T Foundation            Chairman of the Board
(adult son of Sarah T. Butler)                                                W. C. Bradley Co.
                                                                              1017 Front Avenue, Columbus, GA  31901

Elizabeth C. Ogie                        Trustee of B-T Foundation            Director
(adult daughter of Elizabeth T. Corn)                                         Synovus Financial Corp., Suite 301
                                                                              901 Front Avenue, Columbus, GA  31901

Sarah T. Martin                          Trustee of B-T Foundation            Employee
(adult daughter of William B.                                                 Columbus Travel
Turner)                                                                       123 12th Street, Columbus, GA  31901

Polly C. Miller                          Trustee of B-T Foundation            Homemaker
(adult daughter of Elizabeth T. Corn)

Elizabeth B. Ramsay                      Trustee of B-T Foundation            Shop Owner
(adult daughter of Sarah T.                                                   Galleria Riverside
Butler)                                                                       15 10th Street, Columbus, GA 31902

Sam Wellborn                             Trustee of B-T Foundation            Retired Chairman of Synovus Foundation
                                                                              P.O. Box 120, Columbus, GA 31902

Synovus Trust Company,                   Trustee of  Mrs. Butler's Living     Financial institution with trust powers
  as Trustee                             Trust and Dr. Butler's Living
1148 Broadway, 2nd Floor                 Trust
Columbus, GA 31901

---------------
(1) Each individual named above is a citizen of the United States of America, and STC is a state-chartered trust company formed under the laws of Georgia. None of the above individuals or STC has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.
---------------

         (c) There have not been any transactions within the last 60 days by Mrs. Butler or Dr. Butler in shares of Synovus Common Stock, except for (a) the receipt by Mrs. Butler and Dr. Butler, each as sole trustee of her or his GRAT, of 2,205,314 and 2,208,967 shares, respectively, of Synovus Common Stock distributed on August 13, 2001 by TB&C in the Reorganization; (b) Dr. Butler's purchase of 272.944 shares at $32.0046 per share on July 2, 2001 through the automatic reinvestment of cash dividends with respect to shares he owns through the Synovus Director Stock Purchase Plan; and (c) the transfer by Mrs. Butler on August 22, 2001 of 65,430 shares of Common Stock to STC as sole trustee of Mrs. Butler's Living Trust.

         (d) Each of Mrs. Butler's Living Trust and Dr. Butler's Living Trust authorizes STC as sole trustee to make distributions of income and corpus as directed by Mrs. Butler and Dr. Butler, respectively.

         (e) Each of Mrs. Butler and Dr. Butler ceased to be a beneficial owner of more than 5% of the outstanding Synovus Common Stock on August 13, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no longer in effect any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock that are required to be disclosed under this item.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in
                           March 1995 in paper form as EXHIBIT A to Amendment
                           No. 1 to the Schedule 13D of Sarah T. Butler and
                           omitted pursuant to Rule 13d-2(e).)

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A.(1)

EXHIBIT C                  Agreement to Terminate Lease of Rights, dated January
                           22, 2001, between STC and TB&C.(2)

EXHIBIT D                  Power of Attorney from Sarah T. Butler, individually
                           and as trustee.(1)

EXHIBIT E                  Power of Attorney from Clarence C. Butler,
                           individually and as trustee.(1)

EXHIBIT F                  Agreement with respect to joint filing of Amendment
                           No. 4 to Schedule 13D pursuant to Rule
                           13d-1(k)(1)(iii), dated December 15, 2000, between
                           Sarah T. Butler and Clarence C. Butler.(1)

---------------

(1) Incorporated by reference from exhibits to Amendment No. 2 to Schedule 13D, dated as of December 6, 2000, as filed on behalf of Sarah T. Butler (joined by Clarence C. Butler) on December 21, 2000.

(2) Incorporated by reference from EXHIBIT C to Amendment No. 3 to Schedule 13D, dated as of January 22, 2001, as filed on behalf of Sarah T. Butler (joined by Clarence C. Butler) on February 8, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2001              Sarah T. Butler, individually and as trustee


                               By: /s/ Garilou Page
                                   --------------------------------------------
                                   Garilou Page, as Attorney in Fact

September 7, 2001              Clarence C. Butler, individually and as trustee


                               By: /s/ Garilou Page
                                   --------------------------------------------
                                   Garilou Page, as Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------

EXHIBIT A         Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in
                  paper form as EXHIBIT A to Amendment No. 1 to the Schedule 13D of Sarah T. Butler and omitted pursuant to Rule 13d-2(e).)

EXHIBIT B         Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.(1)

EXHIBIT C         Agreement to Terminate Lease of Rights, dated January 22, 2001 between STC and TB&C.(2)

EXHIBIT D         Power of Attorney from Sarah T. Butler, individually and as trustee.(1)

EXHIBIT E         Power of Attorney from Clarence C. Butler, individually and as trustee.(1)

EXHIBIT F         Agreement with respect to joint filing of Amendment No. 4 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated December
                  15, 2000, between Sarah T. Butler and Clarence C. Butler.(1)

---------------

(1) Incorporated by reference from exhibits to Amendment No. 2 to Schedule 13D, dated as of December 6, 2000, as filed on behalf of Sarah T. Butler (joined by Clarence C. Butler) on December 21, 2000.

(2) Incorporated by reference from EXHIBIT C to Amendment No. 3 to Schedule 13D, dated as of January 22, 2000, as filed on behalf of Sarah T. Butler (joined by Clarence C. Butler) on February 8, 2001.